Via EDGAR and Federal Express
September 27, 2011
Anne Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	C&J Energy Services, Inc. Amendment No. 6 to Registration Statement on Form S-1 Filed September 16, 2011 File No. 333-173188
Ladies and Gentlemen:
     Set forth below are the responses of C&J Energy Services, Inc. (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter September 27, 2011, with respect to Amendment No. 6 to Registration Statement on Form S-1, File No. 333-173188 (the “Registration Statement”), filed with the Commission on September 16, 2011. For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.
Amendment No. 6 to Registration Statement on Form S-1
General
1. We note the statements on page 1 that you are incorporating by reference your Form 10-Q for the period ended June 30, 2011. Please provide us with an analysis as to how you qualify to use incorporation by reference on Form S-1. See General Instruction VII of Form S-1.
     Response: The Company has removed all references in the Registration Statement to the incorporation by reference of the Form 10-Q for the period ended June 30, 2011, see pages 1 and 16 of the Registration Statement. All disclosures have been previously updated and the unaudited financial statements as of and for the three and six months ended June 30, 2011 were included in the previous amendment as well as Amendment No. 7 to the Registration Statement filed today.

Securities and Exchange Commission
September 27, 2011

Risk Factors, page 5
2. We note that the cross reference to “Certain Relationships and Related Party Transactions—Amended and Restated Stockholders’ Agreement” under “Energy Spectrum and Citigroup/Stepstone will continue to have significant influence over us...” appears to reference disclosure that has been deleted. Please tell us whether the deleted disclosure is still applicable and revise as needed.
     Response: The Company has deleted the reference to “Certain Relationships and Related Party Transactions—Amended and Restated Stockholders’ Agreement” in the noted risk factor on page 10 of the Registration Statement as this disclosure is no longer applicable.
     The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) it may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should the Staff have any questions or comments, please contact the undersigned at (713) 260-9902 or Stephen M. Gill of Vinson & Elkins LLP at (713) 758-4458.

Very truly yours,

C&J Energy Services, Inc.

By:	/s/ Theodore R. Moore

Theodore R. Moore
Vice President—General Counsel